UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33618 / September 9, 2019

_____

In the Matter of	:
	:
FORUM FUNDS	:
Three Canal Plaza, Suite 600	:
Portland, ME 04101	:
	:
ABSOLUTE INVESTMENT ADVISERS LLC	:
4 North Street, Suite 2	:
Hingham, MA 02043	:
	:
FORESIDE FUND SERVICES, LLC	:
Three Canal Plaza, Suite 100	:
Portland, ME 04101	:
	:
(812-15041)	:
	:

_____

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Forum Funds; Absolute Investment Advisers LLC; and Foreside Fund Services, LLC filed
an application on June 17, 2019, and an amendment to the application on July 26, 2019,
requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the
"Act") granting an exemption from sections 12(d)(1)(A) and (B) of the Act, and under
sections 6(c) and 17(b) of the Act granting an exemption from section 17(a)(1) and (2) of
the Act. The order would permit certain open-end management investment companies
registered under the Act to acquire shares of certain open-end management investment
companies registered under the Act that are outside of the same group of investment
companies as the acquiring investment companies.

On August 12, 2019, a notice of the filing of the application was issued (Investment
Company Act Release No. 33587). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Forum Funds, et al.,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a)(1) and (2) of the Act, by Forum Funds; Absolute Investment Advisers LLC; and Foreside Fund Services, LLC (File No. 812-15041) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary